UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

LifeVantage Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53222K205

(CUSIP Number)

Dayton Judd

Sudbury Capital Fund, LP

136 Oak Trail

Coppell, Texas 75019

(972) 304-5000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

Sudbury Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		749,325
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

749,325
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

749,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

Sudbury Capital GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		749,325
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

749,325
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

749,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

Sudbury Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		749,325
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

749,325
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

749,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO, HC

4

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

Sudbury Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		749,325
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

749,325
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

749,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO, IA

5

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

Dayton Judd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,416
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		749,325
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,416
	10	SHARED DISPOSITIVE POWER

749,325
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

762,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IN, HC

6

CUSIP No. 53222K205

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

As previously disclosed, on August 9, 2023, (i) the Reporting Persons, (ii) Bradley L. Radoff and The Radoff Family Foundation (collectively, “Radoff”) and (iii) Michael Lohner entered into a Joint Filing and Solicitation Agreement (the “Original Agreement”) for the purpose of, among other things, working together to enhance stockholder value at the Issuer, including by seeking representation on the Board of Directors of the Issuer at the fiscal year 2024 annual meeting of stockholders of the Issuer (the “Fiscal 2024 Annual Meeting”). Pursuant to its terms, the Original Agreement was scheduled to terminate upon the earlier to occur of the (i) certification of the results of the Fiscal 2024 Annual Meeting and (ii) written agreement of the Reporting Persons and Radoff. Prior to the certification of the results of the Fiscal 2024 Annual Meeting, the Reporting Persons and Radoff determined to continue to work together to enhance stockholder value and improve corporate governance at the Issuer. In connection therewith, on November 10, 2023, the Reporting Persons and Radoff entered into the Group Agreement (as defined and further described in Item 4). As a result, the Reporting Persons may continue to be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and Radoff. It is the understanding of the Reporting Persons that Radoff will file a separate Schedule 13D with respect to its ownership of shares of Common Stock pursuant to Rule 13d-1(k)(2) of the Exchange Act. Reference is made to such Schedule 13D for information concerning Radoff and its investment in the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock purchased by Sudbury Fund were purchased with working capital. The aggregate purchase price of the 749,325 shares of Common Stock directly owned by Sudbury Fund is approximately $3,840,357, including brokerage commissions.

The shares of Common Stock owned by Mr. Judd were purchased with personal funds. The aggregate purchase price of the 13,416 shares of Common Stock directly owned by Mr. Judd is approximately $61,766, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Prior to the certification of the results of the Fiscal 2024 Annual Meeting on November 10, 2023, the Reporting Persons and Radoff determined to continue to work together and in connection therewith entered into a group agreement (the “Group Agreement”) to supersede the Original Agreement for the purposes of working together to (i) enhance stockholder value and improve corporate governance at the Issuer, (ii) take all other action necessary to achieve the foregoing and (iii) take any other actions they determine to undertake in connection with their respective investment in the Issuer. The foregoing description of the Group Agreement does not purport to be complete and is subject to and is qualified in its entirety by reference to the full text of the Group Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

7

CUSIP No. 53222K205

On November 13, 2023, counsel to the Reporting Persons and Radoff delivered a letter to counsel to the Issuer (the “Document Preservation Notice”) notifying the Issuer of its obligations to take reasonable steps to preserve and retain all documents, including electronically stored information, in connection with the Reporting Persons and Radoff (i) exploring potential claims that the Issuer’s directors took steps to unlawfully entrench themselves in violation of their fiduciary duties to the Issuer’s stockholders, and (ii) investigating and potentially filing various claims regarding potential violations of securities laws by the Issuer, in particular Section 14(a) of the Exchange Act, in connection with the Fiscal 2024 Annual Meeting. The foregoing description of the Document Preservation Notice does not purport to be complete and is subject to and is qualified in its entirety by reference to the full text of the Document Preservation Notice, a copy of which is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 12,713,887 shares of Common Stock outstanding as of November 8, 2023, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

As of the date hereof, Sudbury Fund directly beneficially owned 749,325 shares of Common Stock, constituting approximately 5.9% of the outstanding shares.

As of the date hereof, Mr. Judd directly beneficially owned 13,416 shares of Common Stock, constituting less than 1% of the outstanding shares.

Sudbury GP, as the general partner of Sudbury Fund, may be deemed to beneficially own the 749,325 shares of Common Stock beneficially owned by Sudbury Fund, constituting approximately 5.9% of the outstanding shares. Sudbury Holdings, as the general partner of Sudbury GP, may be deemed to beneficially own the 749,325 shares of Common Stock beneficially owned by Sudbury Fund, constituting approximately 5.9% of the outstanding shares. Sudbury Management, as the investment adviser to Sudbury Fund, may be deemed to beneficially own the 749,325 shares of Common Stock beneficially owned by Sudbury Fund, constituting approximately 5.9% of the outstanding shares. Mr. Judd, as the Sole Member of Sudbury Holdings and Managing Member of Sudbury Management, may be deemed to beneficially own the 749,325 shares of Common Stock beneficially owned by Sudbury Fund, which, together with the 13,416 shares of Common Stock he beneficially owns directly, constitutes an aggregate of 762,741 shares of Common Stock, constituting approximately 6.0% of the outstanding shares.

Radoff has represented to the Reporting Persons that it beneficially owns 861,250 shares of Common Stock. Collectively, Radoff and the Reporting Persons beneficially own 1,623,991 shares of Common Stock, which represents approximately 12.8% of the outstanding shares. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own. Furthermore, the Reporting Persons expressly disclaim beneficial ownership of the 861,250 shares of Common Stock beneficially owned by Radoff.

(c)       There have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

8

CUSIP No. 53222K205

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Prior to the certification of the results of the Fiscal 2024 Annual Meeting on November 10, 2023, the Reporting Persons and Radoff entered into the Group Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Group Agreement, dated November 10, 2023.
99.2	Document Preservation Notice, dated November 13, 2023.

9

CUSIP No. 53222K205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2023

Sudbury Capital Fund, LP

By:	Sudbury Capital GP, LP
General Partner

By:	Sudbury Holdings, LLC
General Partner

By:	/s/ Dayton Judd
	Name:	Dayton Judd
	Title:	Sole Member

Sudbury Capital GP, LP

By:	Sudbury Holdings, LLC
General Partner

By:	/s/ Dayton Judd
	Name:	Dayton Judd
	Title:	Sole Member

Sudbury Holdings, LLC

By:	/s/ Dayton Judd
	Name:	Dayton Judd
	Title:	Sole Member

Sudbury Capital Management, LLC

By:	/s/ Dayton Judd
	Name:	Dayton Judd
	Title:	Managing Member

/s/ Dayton Judd
Dayton Judd

10